

August 7, 2009

Mr. David D. Wolf
Chief Financial Officer
Berry Petroleum Company
1999 Broadway, Suite 3700
Denver, Colorado 80202

>   **Re: Berry Petroleum Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 25, 2009**
>   **Definitive Schedule 14A**
>   **Filed March 31, 2009**
>   **Response Letter**
>   **Submitted July 15, 2009**
>   **File No. 001-09735**

Dear Mr. Wolf:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Schedule 14A

Please confirm in writing that you will comply with the following comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis

2008 Short Term Incentive Compensation Plan, page 14

1.   We note your response to prior comment 16. Based on that response and your related disclosures, it is not clear to us how you determine awards under this plan. In this regard, for example, we note that Mr. Heinemann's target short-term payout was 100% of base salary, and the applicable bonus percentage, including the EHS multiplier, for executive officers was 78%. It appears then that his award under the plan should have been $468,000 ($600,000 base salary multiplied by 100% target award multiplied by 78% bonus percentage). However, in the

bonus column of your summary compensation table, which reflects the bonus amounts awarded under this plan, you list a bonus of $686,400. Please provide us with the calculations used to determine awards under this plan in 2008, and explain why these amounts do not match those listed in your summary compensation table.

2. We note your response to prior comment 18. Please quantify the changes made to your production and income performance targets in connection with the East Texas acquisition.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director